UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006.
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from______ to______
Commission file number 1-303

The Kroger Co. Savings Plan
For Bargaining Unit Associates
1014 Vine Street
Cincinnati, OH 45202
(Full title of the plan and the address of the plan)

The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202
(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

THE KROGER CO. SAVINGS PLAN
FOR BARGAINING UNIT ASSOCIATES

Financial Statements
And
Supplemental Schedule

December 31, 2006 and 2005

With
Report of Independent Registered
Public Accounting Firm

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Net Assets Available for Benefits – Modified Cash Basis	2

Changes in Net Assets Available for Benefits – Modified Cash Basis	3

Notes to Financial Statements	4 - 9

Supplemental Schedule:

Assets (Held at End of Year)	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrative Committee of
The Kroger Co. Savings Plan for Bargaining Unit Associates:

We have audited the accompanying statements of net assets available for benefits – modified cash basis of The Kroger Co. Savings Plan for Bargaining Unit Associates as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits – modified cash basis for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, on the basis of accounting described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
June 25, 2007

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

Statements of Net Assets Available for Benefits - Modified Cash Basis

December 31, 2006 and 2005

	2006	2005
Cash	$77,251	$6,578
Investments, at fair value :
Common stocks	3,782,767	2,831,564
Mutual funds	29,821,939	25,539,121
Interest in master trust	23,097,575	20,490,302
Collective trusts	24,734,630	19,881,951
Participant loans	2,356,867	2,031,182
Other	470,991	-

Total investments	84,264,769	70,774,120

Net assets available for benefits at fair value	84,342,020	70,780,698

Adjustment from fair value to contract value for interest
in master trust relating to investment contracts	31,976	(193,844)

Net assets available for benefits	$84,373,996	$70,586,854

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

Statements of Changes in Net Assets Available for Benefits - Modified Cash Basis

Years Ended December 31, 2006 and 2005

	2006	2005
Additions:
Interest and dividends	$2,218,976	$757,714
Investment income - Participation in a master trust	239,745	853,465
Net appreciation in fair value of investments	5,965,309	3,079,279
Participant contributions	11,689,037	11,003,403

Total additions	20,113,067	15,693,861

Deductions:
Benefits paid to participants	6,255,670	4,185,232
Administrative expenses	70,255	66,667

Total deductions	6,325,925	4,251,899

Net increase	13,787,142	11,441,962

Net assets available for benefits:
Beginning of year	70,586,854	59,144,892

End of Year	$84,373,996	$70,586,854

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

Notes to Financial Statements

1.	Description of Plan:

The following description of The Kroger Co. Savings Plan for Bargaining Unit Associates (Plan) provides only general information. Participants should refer to the plan document for a more complete description of Plan provisions.

General

The Plan is sponsored by The Kroger Co., an Ohio corporation, and its wholly owned subsidiaries (collectively the Company). The Plan is a defined contribution plan covering all employees of the Company who have attained age 21, are covered by a collective bargaining agreement, have been employed 30 days, and have completed 72 hours of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Subject to certain limits, participants may contribute up to 25% of annual compensation to the Plan. Participants are also permitted to deposit into the Plan distributions from other qualified plans. It is at the discretion of participants to modify and direct investments. Participants are eligible to make catch-up contributions beginning in the year in which they reach age 50. No Company contributions are made to the Plan.

Participant Accounts

Each participant account is credited with the participant contribution, and an allocation of Plan earnings or losses. Allocations of earnings or losses are based upon the performance of the investment funds chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

All accounts of a participant are fully vested at all times.

Plan Amendment:

The Plan was amended, in accordance with a change in the law, such that effective for distributions after March 28, 2005, if a participant’s account balance is greater than $1,000 but does not exceed $5,000, the Plan Administrator shall distribute the participant’s account in the form of a direct rollover to an individual retirement account designated by the Plan Administrator. This will occur if the Participant does not elect to either (1) have the distribution paid directly to an eligible retirement plan in accordance with the direct rollover provisions or (2) to receive the distribution directly.

Benefits

Payment of benefits can be made under various methods, depending upon the reason for the distribution, such as termination of service, death, or retirement, as well as other factors. At termination, participants whose accounts have never exceeded $1,000 will receive a single lump sum distribution. Those with balances greater than $5,000 may elect to leave their funds in the Plan or choose other options. Participants are entitled to benefits beginning at normal retirement age (generally age 65). Benefits are recorded when paid. Unclaimed benefits are forfeited and are applied to pay Plan expenses. Forfeited unclaimed benefits are restored if a participant later establishes a valid benefit claim.

Participant Loans

The Plan permits participants to borrow from their vested account. The maximum amount that may be borrowed is the lesser of $50,000 or 50% of the vested balance of the account. Loan terms range from 1-4 years or up to 6 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest commensurate with local prevailing rates at the time the loan is made. Principal and interest are paid through periodic payroll deductions.

2.	Summary of Significant Accounting Policies:

Basis of accounting

The financial statements of the Plan are prepared using the modified cash basis of accounting, which is the equivalent of the accrual basis except that certain income receivable, contributions receivable, and other accruals are not recorded. This is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America and is permitted under ERISA.

Master Trust

Certain investments of the Plan, along with some investments of other plans of The Kroger Co. and its subsidiaries, are pooled for investment purposes in a master trust pursuant to an agreement dated July 1, 2004 (the Master Trust), between Merrill Lynch Trust Company, the trustee, and The Kroger Co.

Investment valuation and income recognition

Investments in common stocks, mutual funds, collective trusts, and investment contracts are valued at fair value based on quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost. Interest income and dividend income are recorded on the date received by the Plan.

Estimates

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP94-4-1, Reporting of Fully Benefit –Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined- Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted transaction under the terms of the Plan. The Plan invests in investment contracts through The Kroger Defined Contribution Plan Master Trust. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the master trust from fair value to contract value relating to investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The presentation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Administrative expenses

The Plan will pay the administrative costs and expenses of the Plan including the trustee and management fees. Any expenses that are unable to be allocated to participants are paid by the Company.

3.	Investments:

The Plan provides for participant directed investment into common stock of The Kroger Co., mutual funds, collective trusts, and stable value funds. Investments that represent 5% or more of the Plan's net assets as of December 31, 2006 and 2005 are as follows:

	2006	2005
Merrill Lynch Equity Index Trust XII	$9,189,056	$7,509,314
Interest in Master Trust*	$23,097,575	$20,490,302
Merrill Lynch International Index CT	$4,259,906	$0
Blackrock Fundamental Growth	$17,240,074	$0
Blackrock Basic Value Fund	$5,090,245	$0
Merrill Lynch Basic Value Fund	$0	$3,618,926
Merrill Lynch Fundamental Growth Fund	$0	$16,543,281
(*at fair value)

During the years ended December 31, 2006 and 2005, Plan investments (including investments bought, sold and held during the year) appreciated by $5,965,309 and $3,079,279, respectively, as follows:

	2006	2005
The Kroger Co. common stock	$635,883	$225,831
Collective trusts	3,699,069	1,269,979
Mutual funds	1,628,894	1,583,469
Retirement date funds	1,463	0

	$5,965,309	$3 ,079,279

4.	Investment Contracts:

The Master Trust holds fourteen synthetic investment contracts which are managed by investment fund managers. The Master Trust also purchases wrapper contracts from financial institutions which provide assurance that crediting rates will never be less than zero. All plans have an undivided interest in each investment contract. The investment contracts are fully benefit responsive. A fully benefit-responsive investment provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans, or withdrawals initiated by Plan participants under the terms of the ongoing Plan. Certain employer-initiated events (i.e. layoffs, mergers, bankruptcy, Plan termination) are not eligible for the liquidity guarantee.

In general, issuers may terminate the investment contracts and settle at other than contract value if the qualification status of the employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The following information relates to the Plan’s interest in investment contracts:

	2006	2005
Contract value	$23,129,551	$20,296,458
Fair value	$23,097,575	$20,490,302
Crediting interest rate range	3.9% to 13.5%	3.2% to 13.1%
Current crediting rate	5.14%	5.06%
Average Yield	4.99%	4.90%

The crediting interest rate range for the investment contracts is based upon the contract rate or a predetermined formula that factors in duration, market value, and book value of the investment. Certain of the crediting rates are adjusted quarterly. The minimum crediting interest rate for these investments is zero.

In 2006, the fair value of fixed income investments is calculated using the actual market values of the underlying securities, based on pricing from a third party. The fair value of the fixed income investments in 2005 is calculated as the aggregate present value of the underlying cash flows using interest rates quoted for securities with similar duration and credit risk. This change provides a more accurate estimate of the fair value of the securities.

The following is financial information with respect to the Master Trust:

December 31, 2006 and 2005 investment holdings (at fair value):
	2006	2005
Cash and equivalents	$147,401,673	$114,230,635
Fixed maturity synthetic guaranteed investment contracts	334,028,746	210,086,321
Constant duration synthetic guaranteed investment contracts	496,571,107	604,772,752
	$978,001,526	$929,089,708

Net investment income of the Master Trust for the years ended December 31, 2006 and December 31, 2005 was $6,836,901 and $40,883,175 respectively.

The underlying investments within the synthetic contracts include corporate, government and mortgage backed debt securities.

As of December 31, 2006 and 2005, the Plan’s interest in the net assets of the Master Trust was 2.36% and 2.21%, respectively.

5.	Income Tax Status:

The Plan obtained its latest determination letter on December 3, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, complied with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving this letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, including changes related to recent tax law changes included in the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of any total or partial termination or discontinuance, the accounts of all affected participants shall remain fully vested and non-forfeitable.

7.	Related-party and Party-in-interest Transactions:

The Plan held, at fair value, $3,782,767 and $2,831,564 of The Kroger Co. common shares at December 31, 2006 and 2005, respectively.

The Plan purchased 51,191 and 59,811 shares of The Kroger Co. common shares at a cost of $1,095,836 and $1,060,673 in 2006 and 2005, respectively.

The Plan sold 37,164 and 46,861 shares of The Kroger Co. common shares for $779,833 and $862,855 with a realized gain of $74,782 in 2006 and a realized gain of $62,217 in 2005.

Merrill Lynch Trust Company, FSB and Merrill Lynch provide recordkeeping and investment management services to the Plan. Therefore, transactions with Merrill Lynch Trust Company, FSB and Merrill Lynch qualify as party-in-interest transactions.

8.	Recent Accounting Pronouncements:

In September 2006, the FASB Issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

9.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

2006
Net assets available for plan benefits per
the financial statements	$84,373,996

Adjustment from contract value to fair value for
investment in Master Trust	(31,976)

Net assets available for plan benefits per the Form
5500	$84,342,020

The following is a reconciliation of the net gain on investment in Master Trust:

Investment income from participation in a Master	$239,745
Trust per the financial statements

Adjustment from contract value to fair value	(31,976)

Investment gain from Master Trust per Form 5500	$207,769

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES
EIN: 31-0345740     Plan Number: 005
Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b),(c)	(d)	(e)
			Current
	Investment description	Cost	value
	Interest in Master Trust	**	$23,097,575

*	The Kroger Co. common stock	**	3,782,767

	Collective trusts:
*	Merrill Lynch Mid Cap S&P 400 Index Trust	**	1,437,541
*	Merrill Lynch Mid Cap S&P 400 Index Trust	**	663,203
*	Merrill Lynch Equity Index Trust XII	**	9,189,056
*	Merrill Lynch Equity Index Trust XII	**	3,939,998
*	Merrill Lynch Small Cap Index CT Tier	**	3,600,573
*	Merrill Lynch Small Cap Index CT Tier V	**	334,660
*	Merrill Lynch International Index CT	**	4,259,906
*	Merrill Lynch International Index CT TR 5 GM	**	1,309,693
			24,734,630

	Mutual funds:
	Laudus Rosenberg U.S.	**	1,386,831
*	Blackrock Fundamental Growth	**	17,240,074
	Van Kampen Emerging Markets Fund	**	2,812,774
	Van Kampen Emerging Markets Fund GM	**	418,432
	Templeton Foreign	**	1,005,433
*	Blackrock Global Allocation Fund	**	1,868,150
*	Blackrock Basic Value Fund	**	5,090,245
			29,821,939

*	Participant loans, 5.5% to 11.0%, 1-6 year maturities	-	2,356,867

	Other:
*	Retirement Date Funds	**	470,991

			$84,264,769
____________________

*	Indicates party-in-interest to the Plan.
**	Cost of assets is not required to be disclosed as investment is participant directed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE KROGER CO. SAVINGS PLAN FOR
BARGAINING UNIT ASSOCIATES
Date: June 27, 2007
	By:	/s/ Paul Heldman
Paul Heldman
Chairman of the Administrative Committee

EXHIBIT INDEX
Exhibit No.
23.1	Consent of Independent Registered Public Accounting Firm